Paola Saladin

Chief of Staff

Lutz, Florida, United States

Contact

www.linkedin.com/in/paola-saladin-8b144014b (LinkedIn)

Top Skills

Creative Writing

Social Media Marketing

Event Planning

Experience

Noyack Wealth Club

Chief of Staff

October 2022 - Present (3 years 2 months)

PCI not the big company

Marketing Associate

November 2020 - June 2022 (1 year 8 months)

Tampa, Florida, United States

Episource

Outreach Consultant

May 2019 - November 2020 (1 year 7 months)

Tampa, Florida, United States

XPO Logistics, Inc.

Customer Service Representative

March 2018 - May 2019 (1 year 3 months)

Odessa, Florida, United States

Education

Allegheny College

Bachelor's degree, Communication and Media Studies · (2016 - 2020)

North Star Academy Charter School of Newark

· (2012 - 2016)